Reliance
Industries Limited

RECEIVED
2008 FEB 29 A 11: 0-

February 27, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

[redacted]

08001012

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	February 27, 2008	Media Release issued by the Company titled "Reliance Strikes Eighth Gas Discovery in Block NEC-25 in the Mahanadi Basin".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
MAR 0 4 2008
THOMSON
FINANCIAL

Encl: a/a

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram: 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance
Industries Limited

February 27, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 054

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "Reliance Strikes Eighth Gas Discovery in Block NEC-25 in the Mahanadi Basin" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
BP 165, L – 2011
Luxembourg

Encl: a/a

Media Release

Reliance Industries Limited

Reliance Strikes Eighth Gas Discovery in Block NEC – 25 in the Mahanadi Basin

Mumbai, February 26, 2008: Reliance Industries Limited (RIL) is pleased to announce yet another gas discovery in NEC-OSN 97/2 (NEC-25) block located in the NEC-Mahanadi offshore basin, off the Orissa coast in Bay of Bengal. This shallow water block covering an area of 10,755 sq km in water depths ranging between 20-600 m was awarded under the bidding round of NELP I. RIL holds 90% participating interest (PI) and NIKO (NELPIO) Ltd. holds 10% of PI in the block.

This is the eighth discovery in the block. RIL had earlier struck six consecutive commercial discoveries in this block, for which the development plan has been submitted to the Directorate General of Hydrocarbons (DGH) for approval.

The well NEC 25-J1 was drilled with the objective of exploring upper Miocene slope sands in the deeper part of the block. This well was drilled at a water depth of 478 m to the target depth of 2926 m. For the first time in this basin, the well encountered high quality multi-darcy gas bearing reservoir sands in the interval 2484 – 2495.5 m based on the interpretation of the wire-line logs. Subsequently, the presence of gas in the above interval was confirmed by carrying out Modular Dynamic Testing (MDT).

This discovery, named **'Dhirubhai–40'** has been notified to Government of India and DGH. RIL is currently evaluating the potential commercial interest of the discovery through additional data collection and analysis.

This discovery establishes the hydrocarbon potential towards the deeper part of NEC-Mahanadi Basin and opens up more acreage for further hydrocarbon exploration efforts.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,18,354 crore (US$ 27.23 billion), cash profit of Rs17,678 crore (US$ 4.07 billion), net profit of Rs11,943 crore (US$ 2.75 billion) and net worth of Rs63, 967 crore (US$ 14.72 billion) as of March 31, 2007.

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Key Contacts:

Sharmili Vashani (Mumbai)	Tushar Pania (Mumbai)	Sudeep Purkayastha (Delhi)
022 – 2278 5587	022 -2278 5905	011-2346 3634
+91 99875 11205	+91 98200 88536	+91-98994 41119
sharmili.vashani@ril.com	tushar.pania@ril.com	sudeep.purkayastha@ril.com

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

END